The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 15, 2019

Pricing Supplement No. 2019—USNCH2787 to Prospectus Supplement and Prospectus each dated May 14, 2018

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-224495 and 333-224495-03

Dated August , 2019

Citigroup Global Markets Holdings Inc. Airbag Yield Notes

Linked to 3-Month USD LIBOR due on or about August 19, 2020

All payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc.

Investment Description

The Airbag Yield Notes (the “Notes”) are unsecured and unsubordinated debt obligations issued by Citigroup Global Markets Holdings Inc. (the “Issuer”), guaranteed by Citigroup Inc. (the “Guarantor”) linked to 3-Month USD LIBOR (the “Reference Rate”). On a quarterly basis, the Issuer will pay you a fixed coupon (the “Quarterly Coupon”) on each Coupon Payment Date regardless of the performance of the Reference Rate. Unlike ordinary debt securities, the Notes do not guarantee any return of principal at maturity. If the Reference Rate on the Final Valuation Date (the “Final Reference Rate”) is greater than or equal to the Downside Threshold (which is 50% of the Initial Reference Rate), the Issuer will repay the principal amount of the Notes at maturity plus the Quarterly Coupon otherwise due. However, if the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, the Issuer will pay you a cash payment at maturity that is less than the principal amount, resulting in a loss of 2% of principal for every 1% decline in the Reference Rate in excess of the Threshold Percentage (which is 50% of the Initial Reference Rate). In this case, you will be exposed on a leveraged basis to the decline in the Reference Rate in excess of the Threshold Percentage, and could lose all of your principal. An investment in the Notes is highly risky. If the Final Reference Rate is less than the Downside Threshold, the payment at maturity will be based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate, and a very small absolute percentage point change in the Reference Rate can result in a significant loss on the Notes. For example, assuming a hypothetical Initial Reference Rate of 2.30000% and a hypothetical Downside Threshold of 1.15000% (50% of the hypothetical Initial Reference Rate), if the Final Reference Rate were to decline by only 1.84000 percentage points to 0.46000%, while the absolute percentage point change in the Reference Rate is only 1.84000%, that movement actually represents an 80% decline from the hypothetical Initial Reference Rate to the hypothetical Final Reference Rate, and you would lose 60% of your principal. If the Final Reference Rate is zero or negative, you will lose all of your principal. Investing in the Notes involves significant risks. You may lose some or all of your principal. The Final Reference Rate is observed relative to the Downside Threshold only on the Final Valuation Date, and the contingent repayment of principal applies only if you hold the Notes to maturity. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. Your return potential on the Notes is limited to the Quarterly Coupons paid on the Notes, and you will not participate in any increase in the Reference Rate. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and the Guarantor. If the Issuer and the Guarantor were to default on their obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. There is uncertainty about the future of 3-Month USD LIBOR. The payment at maturity will be contingent on a substitute or successor rate selected by the Issuer (or one of its affiliates), which may be subject to adjustment, if 3-Month USD LIBOR is discontinued. See “Risk Factors Relating to the Notes” and “Determination of 3-Month USD LIBOR” in this pricing supplement.

Features	Key Dates[1]

❑ Fixed Quarterly Coupon: The Issuer will pay you a fixed Quarterly Coupon on each Coupon Payment Date regardless of the performance of the Reference Rate. In exchange for the opportunity to receive the Quarterly Coupons, you are accepting the risk of losing some or all of your principal amount and the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the Notes.

❑ Downside Exposure with Contingent Repayment of Principal at Maturity: If the Final Reference Rate is greater than or equal to the Downside Threshold, the Issuer will repay the principal amount at maturity. However, if the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, the Issuer will repay less than the full principal amount at maturity, resulting in a loss of 2% of principal for every 1% decline in the Reference Rate in excess of the Threshold Percentage. The Final Reference Rate is observed relative to the Downside Threshold only on the Final Valuation Date, and the contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Strike Date	August 14, 2019
Trade Date	August 15, 2019

Settlement Date	August 20, 2019
Coupon Payment Dates	Quarterly
Final Valuation Date[2]	August 14, 2020
Maturity Date:	August 19, 2020
[1]	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Coupon Payment Dates, the Final Valuation Date and/or Maturity Date will be changed so that the stated term of the Notes remains the same.
[2]	See “Additional Terms of the Notes” in this pricing supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE UP TO THE FULL DOWNSIDE MARKET RISK OF THE REFERENCE RATE. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF CITIGROUP GLOBAL MARKETS HOLDINGS INC. THAT IS GUARANTEED BY CITIGROUP INC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “RISK FACTORS RELATING TO THE NOTES” BEGINNING ON PS-7 BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR STATED PRINCIPAL AMOUNT. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND MAY HAVE LIMITED OR NO LIQUIDITY.

Note Offering

We are offering Airbag Yield Notes linked to 3-Month USD LIBOR. The Initial Reference Rate, Downside Gearing, Downside Threshold and Threshold Percentage will be set on the Strike Date. The Initial Reference Rate will be the Reference Rate on the Strike Date. The Notes will be issued in minimum denominations equal to $1,000 and integral multiples of $1,000.

Reference Rate	Coupon Rate	Initial Reference Rate	Downside Gearing*	Downside Threshold	Threshold Percentage**	CUSIP/ ISIN
3-Month USD LIBOR	12.20% per annum	2.16838%	2.0000	1.08419%, 50% of the Initial Reference Rate (rounded to five decimal places)	50%	17327TJL1 / US17327TJL17

* The Downside Gearing will be determined on the Strike Date and will be equal to 1 divided by the Downside Threshold percentage (i.e., the percentage of the Initial Reference Rate represented by the Downside Threshold), rounded to four decimal places. For example, if the Downside Threshold percentage were set to 50%, the Downside Gearing would be equal to 2.0000 (or 1 divided by 50%).

** The Threshold Percentage will be determined on the Strike Date and will be equal to 1 minus the Downside Threshold percentage.

See “Additional Information About the Notes” in this pricing supplement. The Notes will have the terms specified in this pricing supplement and the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Issue Price(1)	Underwriting Discount(2)	Proceeds to Issuer
Per Note	$1,000	$20	$980
Total	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the Notes on the Trade Date will be between $970 and $980, which will be less than the issue price. The estimated value of the Notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the Notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The underwriting discount is $20 per Note. CGMI, acting as principal, expects to purchase from Citigroup Global Markets Holdings Inc., and Citigroup Global Markets Holdings Inc. expects to sell to CGMI, the aggregate stated principal amount of the Notes set forth above for $980 per Note. UBS Financial Services Inc. (“UBS”), acting as principal, expects to purchase from CGMI, and CGMI expects to sell to UBS, all of the Notes for $980 per Note. UBS will receive an underwriting discount of $20 per Note for each Note it sells. UBS proposes to offer the Notes to the public at a price of $1,000 per Note. For additional information on the distribution of the Notes, see “Plan of Distribution; Conflicts of Interest” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

The Notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

Citigroup Global Markets Inc.	UBS Financial Services Inc.

Additional Information About the Notes

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

You may access the accompanying prospectus supplement and prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 14, 2018 on the SEC website):

t	Prospectus Supplement and Prospectus each dated May 14, 2018: https://www.sec.gov/Archives/edgar/data/200245/000119312518162183/d583728d424b2.htm

Certain terms used in this pricing supplement are defined below under “Additional Terms of the Notes—Certain Important Definitions.” As used in this pricing supplement, “the Issuer,” “Citigroup Global Markets Holdings Inc.,” “we,” “our” and “us” refer to Citigroup Global Markets Holdings Inc. and not to any of its subsidiaries. “Citigroup Inc.” refers to Citigroup Inc. and not to any of its subsidiaries.

Investor Suitability
The Notes may be suitable for you if, among other considerations:	The Notes may not be suitable for you if, among other considerations:

♦   You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal.

♦   You can tolerate a loss of some or all of your principal, and you are willing to make an investment that is subject to leveraged downside market exposure to any decline of the Reference Rate in excess of the Threshold Percentage.

♦   You understand that a very small percentage point decrease in the Reference Rate from the Initial Reference Rate to the Final Reference Rate can result in a significant loss on the Notes and that an investment in the Notes is highly risky.

♦   You believe that the Final Reference Rate is not likely to be less than the Downside Threshold and, if it is, you can tolerate a loss of some or all your principal amount.

♦   You understand and accept that you will not participate in any increase in the Reference Rate, which may be significant, and that your return potential is limited to the Quarterly Coupons paid on the Notes.

♦   You would be willing to invest in the Notes based on the Downside Threshold indicated on the cover page of this pricing supplement.

♦   You can tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the Reference Rate.

♦   You are willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦   You understand the factors that influence the Reference Rate and interest rates generally, and you understand and are willing to accept the risks associated with the Reference Rate.

♦   You are willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the Notes, and understand that if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations you may not receive any amounts due to you, including any repayment of principal.

♦   You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal.

♦   You cannot tolerate the loss of some or all of your principal, or you are not willing to make an investment that is subject to leveraged downside market exposure to any decline of the Reference Rate in excess of the Threshold Percentage.

♦   You do not seek an investment for which a very small percentage point decrease in the Reference Rate from the Initial Reference Rate to the Final Reference Rate can result in a significant loss on the Notes or an investment that is highly risky.

♦   You believe that the Final Reference Rate is likely to be less than the Downside Threshold and, if it is, you cannot tolerate a loss of some or all your principal amount.

♦   You seek an investment that participates in the full amount of any increase in the Reference Rate and whose return is not limited to the Quarterly Coupons paid on the Notes.

♦   You would be unwilling to invest in the Notes based on the Downside Threshold indicated on the cover page of this pricing supplement.

♦   You cannot tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the Reference Rate.

♦   You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦   You do not understand the factors that influence the Reference Rate or interest rates generally, or you do not understand or are not willing to accept the risks associated with the Reference Rate.

♦   You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦   You are not willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors Relating to the Notes” beginning on PS-7 of this pricing supplement for risks related to an investment in the Notes.

Indicative Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantee:	All payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue Price:	$1,000 per Note
Stated Principal Amount:	$1,000 per Note
Term[1]:	Approximately 1 year
Strike Date:	August 14, 2019
Trade Date:	August 15, 2019
Settlement Date:	August 20, 2019
Final Valuation Date[3]:	August 14, 2020
Maturity Date:	August 19, 2020
Reference Rate[2]:	3-Month USD LIBOR determined as set forth under “Additional Terms of the Notes” in this pricing supplement
Quarterly Coupon:	Fixed coupons payable in arrears in four equal quarterly installments based on the Coupon Rate, regardless of the performance of the Reference Rate. The Coupon Rate is 12.20% per annum.
Payment at Maturity (per Note):

•     If the Final Reference Rate is greater than or equal to the Downside Threshold, the Issuer will pay the principal amount equal to $1,000 plus the Quarterly Coupon otherwise due.

•     If the Final Reference Rate is less than the Downside Threshold, the Issuer will pay the Quarterly Coupon otherwise due and will repay less than the full principal amount at maturity, resulting in a loss of 2.0000% of principal for every 1% decline in the Reference Rate in excess of the Threshold Percentage. Accordingly, the payment at maturity per Note, in addition to the Quarterly Coupon otherwise due, would be calculated as follows:

$1,000 + [$1,000 × (Reference Rate Return + Threshold Percentage) × Downside Gearing]

If the Final Reference Rate is less than the Downside Threshold, your principal is exposed on a leveraged basis to the decline in the Reference Rate in excess of the Threshold Percentage, and you will lose some or all of the principal amount of the Notes at maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Citigroup Global Markets Holdings Inc. and Citigroup Inc. and is not guaranteed by any third party.

Reference Rate Return:	Final Reference Rate – Initial Reference Rate Initial Reference Rate In no event, however, will the Reference Rate Return be less than -100%.
Initial Reference Rate:	The Reference Rate on the Strike Date
Final Reference Rate[2]:	The Reference Rate on the Final Valuation Date
Downside Gearing:	A value, as specified on the cover of this pricing supplement
Downside Threshold:	A percentage of the Initial Reference Rate, as specified on the cover of this pricing supplement

Threshold Percentage:	A percentage, as specified on the cover of this pricing supplement
Calculation Agent:	Citibank, N.A.
Investment Timeline
Trade Date:	The Initial Reference Rate is observed and the Downside Threshold is determined.

Quarterly (including the Maturity Date):	The Issuer will pay you the applicable Quarterly Coupon.

Maturity Date:

The Final Reference Rate is observed and the Reference Rate Return is determined on the Final Valuation Date.

If the Final Reference Rate is greater than or equal to the Downside Threshold, the Issuer will pay the principal amount equal to $1,000 plus the Quarterly Coupon otherwise due.

If the Final Reference Rate is less than the Downside Threshold, the Issuer will pay the Quarterly Coupon otherwise due and will repay less than the full principal amount at maturity, resulting in a loss of 2.000% of principal for every 1% decline in the Reference Rate in excess of the Threshold Percentage. Accordingly, the payment at maturity per Note, in addition to the Quarterly Coupon otherwise due, would be calculated as follows:

$1,000 + [$1,000 × (Reference Rate Return + Threshold Percentage) × Downside Gearing]

If the Final Reference Rate is less than the Downside Threshold, your principal is exposed on a leveraged basis to the decline in the Reference Rate in excess of the Threshold Percentage, and you will lose some or all of the principal amount of the Notes at maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Citigroup Global Markets Holdings Inc. and Citigroup Inc. and is not guaranteed by

Investing in the Notes involves significant risks. You may lose some or all of your principal. The Final Reference Rate is observed relative to the Downside Threshold only on the Final Valuation Date, and the contingent repayment of principal applies only if you hold the Notes to maturity. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. Your return potential on the Notes is limited to the Quarterly Coupons paid on the Notes, and you will not participate in any increase in the Reference Rate. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the issuer and the guarantor. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. were to default on their obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

[1]	See footnote 1 under “Key Dates” on the cover page of this pricing supplement.

[2]	If a Benchmark Replacement Event occurs with respect to the Reference Rate, the Calculation Agent will make certain adjustments to the terms of the Notes as set forth under “Additional Terms of the Notes—Determination of 3-month USD LIBOR” in this pricing supplement.

[3]	Subject to postponement as set forth under “Additional Terms of the Notes—Postponement of the Final Valuation Date” in this pricing supplement.

Coupon Payment Dates

Coupons will be payable in arrears in four equal quarterly installments on the Coupon Payment Dates listed below:

November 19, 2019
February 19, 2020
May 19, 2020
August 19, 2020

If any Coupon Payment Date is not a Business Day, then the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

Each coupon payment will be payable to the holders of record of the Notes at the close of business on the date that is one Business Day prior to the applicable Coupon Payment Date (each such day, a “Regular Record Date”).

Risk Factors Relating to the Notes

An investment in the Notes is significantly riskier than an investment in conventional debt securities. The Notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the Notes, and are also subject to risks associated with the Reference Rate. Accordingly, the Notes are suitable only for investors who are capable of understanding the complexities and risks of the Notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the Notes and the suitability of the Notes in light of your particular circumstances.

The following is a description of certain key risk factors for investors in the Notes. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You may lose some or all of your stated principal amount at maturity — Unlike conventional debt securities, the Notes do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the Final Reference Rate. If the Final Reference Rate is less than the Downside Threshold, you will lose more than 1% of the stated principal amount of your Notes for every 1% by which the percentage decline in the Reference Rate exceeds the Threshold Percentage. You should understand that any decline in the Reference Rate in excess of the Threshold Percentage will result in a magnified loss to your investment by the Downside Gearing, which will progressively offset any protection that the Threshold Percentage would offer. The lower the Final Reference Rate, the less benefit you will receive from the Threshold Percentage. A relatively small absolute change in the Reference Rate may result in a significant loss on the Notes. If the Final Reference Rate is less than the Downside Threshold, you will receive less than the stated principal amount of your Notes at maturity. The extent of that loss will depend on the percentage change from the Initial Reference Rate to the Final Reference Rate. This percentage change is not the same as, and will be significantly worse than, the absolute change from the Initial Reference Rate to the Final Reference Rate. For example, assuming a hypothetical Initial Reference Rate of 2.3000% and a hypothetical Downside Threshold of 1.1500% (50.00% of the hypothetical Initial Reference Rate), if the Reference Rate were to decline to a Final Reference Rate of 0.4600%, that would represent only a -1.8400% absolute change in the Reference Rate, but an approximately -80% percentage change. In this scenario, you would lose 60% of the stated principal amount of your Notes. The fact that relatively small absolute changes in the Reference Rate may result in significant losses on the Notes makes the Notes highly risky investments. You should not invest in the Notes unless you fully understand this risk and can bear the loss of a substantial portion, and up to all, of your investment in the Notes.

•	The Initial Reference Rate, which was set on the Strike Date, may be higher than the Reference Rate on the Trade Date — If the Reference Rate on the Trade Date is less than the Initial Reference Rate that was set on the Strike Date, the terms of the Notes may be less favorable to you than the terms of an alternative investment that may be available to you that offers a similar payout as the notes but with the Initial Reference Rate set on the Trade Date.

•	Higher fixed coupon rates are associated with greater risk — The Notes offer fixed coupon payments at an annualized rate that would produce a yield that is generally higher than the yield on our conventional debt securities of the same maturity. This higher potential yield is associated with greater levels of expected risk as of the Trade Date for the Notes, including the risk that you may receive significantly less than the stated principal amount of your Notes at maturity. The volatility of the Reference Rate is an important factor affecting these risks. Greater expected volatility of the Reference Rate as of the Trade Date may result in a higher fixed coupon rate, but would also represent a greater expected likelihood as of the Trade Date that the Reference Rate on the Final Valuation Date will be less than the Downside Threshold, such that you will not be repaid the stated principal amount of your Notes at maturity.

•	Your potential return on the Notes is limited — Your potential total return on the Notes at maturity is limited to the fixed coupon payments. You will not participate in any increase in the Reference Rate.

•	Your payment at maturity depends on the Reference Rate on a single day — Because your payment at maturity depends on the Reference Rate solely on the Final Valuation Date, you are subject to the risk that the Reference Rate on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the Notes. If you had invested directly in another instrument linked to the Reference Rate that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of the Reference Rate values, you might have achieved better returns.

•	The probability that the Reference Rate will fall below the Downside Threshold on the Final Valuation Date will depend in part on the volatility of the Reference Rate — “Volatility” refers to the frequency and magnitude of changes in the level of the Reference Rate. In general, the greater the volatility of the Reference Rate, the greater the probability that the Reference Rate will experience a large decline over the term of the Notes and fall below the Downside Threshold on the Final Valuation Date. The Reference Rate has historically experienced significant volatility. As a result, there is a significant risk that the Reference Rate will fall below the Downside Threshold on the Final Valuation Date and that you will incur a significant loss on your investment in the Notes. The terms of the Notes are set, in part, based on expectations about the volatility of the Reference Rate as of the Trade Date. If expectations about the volatility of the Reference Rate change over the term of the Notes, the value of the Notes may be adversely affected, and if the actual volatility of the Reference Rate proves to be greater than initially expected, the Notes may prove to be riskier than expected on the Trade Date.

•	The Notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. — If we default on our obligations under the Notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the Notes. In addition, changes in our actual or perceived creditworthiness are likely to affect the value of the Notes prior to maturity.

•	The Notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity — The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. CGMI currently intends to make a secondary market in relation to the Notes and to provide an indicative bid price for the Notes on a daily basis. Any indicative bid price for the Notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the Notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the Notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your Notes prior to maturity. Accordingly, an investor must be prepared to hold the Notes until maturity.

•	The estimated value of the Notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price — The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the issue price. These costs include (i) any fees and selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

•	The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models — CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the Reference Rate and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate — The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the Notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the Notes prior to maturity.

•	The estimated value of the Notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the Notes from you in the secondary market — Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the issue price.

•	The value of the Notes prior to maturity will fluctuate based on many unpredictable factors — The value of your Notes prior to maturity will fluctuate based on the level and volatility of the Reference Rate and a number of other factors, including interest rates generally, the time remaining to maturity of the Notes and our and/or Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the Reference Rate may not result in a comparable change in the value of your Notes. You should understand that the value of your Notes at any time prior to maturity may be significantly less than the issue price.

•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment — The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

•	Our offering of the Notes is not a recommendation of an investment linked to the Reference Rate — The fact that we are offering the Notes does not mean that we believe that investing in an instrument linked to the Reference Rate is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in instruments related to the Reference Rate, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the Reference Rate.

•	The Reference Rate will be affected by a number of factors — Your payment at maturity will depend on the Reference Rate. A number of factors can cause changes in the Reference Rate, including, among other things: perceptions about future levels of the Reference Rate, general economic conditions in the United States, prevailing market interest rates and the policies of the Federal Reserve Board regarding interest rates. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. For example, a decrease by the Federal Reserve Board in the federal funds target rate has historically been associated with a decrease in the Reference Rate. However, you should also understand that the Reference Rate is affected by factors other than the federal funds target rate, such that the Final Reference Rate may be less than the Downside Threshold even if the federal funds target rate remains at its current level. Further, the above and other factors may also have a negative impact on the value of the Notes generally.

•	The historical performance of the Reference Rate is not an indication of its future performance — The historical performance of the Reference Rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Reference Rate during the term of the Notes. Changes in the Reference Rate will affect the value of the Notes, but it is impossible to predict whether the Reference Rate will rise or fall.

•	3-Month USD LIBOR may be discontinued or reformed, which may adversely affect the value of and return on the Notes — 3-Month USD LIBOR is deemed to be a “benchmark” and is the subject of ongoing national and international regulatory scrutiny and reform. Some of these reforms are already effective, while others are still to be implemented or formulated. These reforms may cause 3-Month USD LIBOR to perform differently than it performed in the past or to be discontinued entirely and may have other consequences that cannot be predicted. Any such consequences could adversely affect the value of and return on any securities, such as the Notes, that refer, or are linked, to 3-Month USD LIBOR to calculate payments due on those debt securities.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain “benchmarks”, trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the discontinuance or unavailability of quotes of certain “benchmarks”, including 3-Month USD LIBOR.

If 3-Month USD LIBOR is discontinued or is no longer quoted, an alternative rate will be substituted for 3-Month USD LIBOR as described in “Determination of 3-Month USD LIBOR” in this pricing supplement. The alternative rate may result in a return on the Notes that is lower than or that does not otherwise correlate over time with the return that would have been realized if 3-Month USD LIBOR was available in its current form.

•	Payments on the Notes will be calculated using a benchmark replacement selected by the issuer if a benchmark transition event occurs — As described in detail in the section “Determination of 3-Month USD LIBOR” in this pricing supplement (the “benchmark transition provisions”), if during the term of the Notes, the issuer (or an affiliate) determines that a benchmark transition event and its related benchmark replacement date have occurred with respect to 3-Month USD LIBOR, the issuer (or such affiliate) in its sole discretion will select a benchmark replacement to be substituted for 3-Month USD LIBOR in accordance with the benchmark transition provisions. The benchmark replacement will include a spread adjustment and technical, administrative or operational changes described in the benchmark transition provisions may be made to the terms of the Notes if the issuer (or such affiliate) determines in its sole discretion they are required.

The interests of the issuer (or its affiliate) in making the determinations described above may be adverse to your interests as a holder of the Notes. The selection of a benchmark replacement, and any decisions made by the issuer (or such affiliate) in connection with implementing a benchmark replacement with respect to the Notes, could adversely affect the return on and value of the Notes. Further, there is no assurance that the characteristics of any benchmark replacement will be similar to 3-Month USD LIBOR or that any benchmark replacement will produce the economic equivalent of 3-Month USD LIBOR.

•	The secured overnight financing rate (“SOFR”) is a relatively new market index and as the related market continues to develop, there may be an adverse effect on the return on or value of the Notes — Under the benchmark transition provisions, if a benchmark transition event and its related benchmark replacement date occur with respect to 3-Month USD LIBOR, then an alternative rate based on SOFR (if it can be determined as of the benchmark replacement date, and assuming no interpolated benchmark is available) will be substituted for 3-Month USD LIBOR for all purposes of the Notes (unless a benchmark transition event and its related benchmark replacement date also occur with respect to the benchmark replacements that are linked to SOFR, in which case the next-available benchmark replacement will be used). In the following discussion of SOFR, when we refer to SOFR-linked debt securities, we mean the Notes at any time when the applicable benchmark replacement is based on SOFR.

The benchmark replacements specified in the benchmark transition provisions include term SOFR, a forward-looking term rate which will be based on the secured overnight financing rate. Term SOFR is currently being developed under the sponsorship of Federal Reserve Bank of New York (the “NY Federal Reserve”), and there is no assurance that the development of term SOFR will be completed. If a benchmark transition event and its related benchmark replacement date occur with respect to 3-Month USD LIBOR and, at that time, a form of term SOFR has not been selected or recommended by the Federal Reserve Board, the NY Federal Reserve, a committee thereof or successor thereto, then the next-available benchmark replacement under the benchmark transition provisions will be substituted for 3-Month USD LIBOR for purposes of all subsequent determinations (unless a benchmark transition event and its related benchmark replacement date occur with respect to that next-available benchmark replacement).

These replacement rates and adjustments may be selected or formulated by (i) the relevant governmental body (such as the alternative reference rates committee of the NY Federal Reserve), (ii) the International Swaps and Derivatives Association, Inc., or (iii) in certain circumstances, the issuer (or one of its affiliates). In addition, the benchmark transition provisions expressly authorize the issuer (or one of its affiliates) to make benchmark replacement conforming changes with respect to, among other things, the timing and frequency of determining rates and making payments. The application of a benchmark replacement and benchmark replacement adjustment, and any implementation of benchmark replacement conforming changes, could result in adverse consequences to the return on and value of the Notes. Further, there is no assurance that the characteristics of any benchmark replacement will be similar to the then-current benchmark that it is replacing, or that any benchmark replacement will produce the economic equivalent of the then-current benchmark that it is replacing.

The NY Federal Reserve began to publish SOFR in April 2018. Although the NY Federal Reserve has also begun publishing historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return on and value of SOFR-linked debt securities may fluctuate more than debt securities that are linked to less volatile rates.

Also, since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market, and an established trading market may never develop or may not be very liquid. Market terms for debt securities indexed to SOFR, such as the spread over SOFR, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-linked debt securities as a result. Similarly, if SOFR does not prove to be widely used in securities like the Notes, the trading price of the Notes may be lower than those of debt securities linked to rates that are more widely used. Debt securities indexed to SOFR may not be able to be sold or may not be able to be sold at prices that will provide a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The NY Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to you. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may adversely affect the return on and value of the Notes.

•	The Reference Rate may be adversely affected by our and our affiliates’, or UBS and its affiliates’ hedging and other trading activities — We expect to hedge our obligations under the Notes through CGMI or other of our affiliates, who may take positions directly in financial instruments related to the Reference Rate and may adjust such positions during the term of the Notes. Our affiliates, and UBS and its affiliates, also trade financial instruments related to the Reference Rate on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the Reference Rate in a way that negatively affects the value of the Notes. They could also result in substantial returns for us or our affiliates while the value of the Notes declines.

•	Any research, opinions or recommendations published or made by CGMI, UBS or their respective affiliates may be inconsistent with an investment in the Notes or with each other — CGMI, UBS or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by CGMI, UBS or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes.

•	You will have no rights against the publisher of the Reference Rate — You will have no rights against the publisher of the Reference Rate even though the amount you receive on the maturity date will depend upon the level of the Reference Rate. The publisher of the Reference Rate is not in any way involved in this offering and has no obligations relating to the Notes or the holders of the Notes.

•	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the Notes — If certain events occur, such as the discontinuance of the Reference Rate, Citibank, N.A., as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the Notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the Notes.

•	The U.S. federal tax consequences of an investment in the Notes are unclear — There is no direct legal authority as to the proper U.S. federal tax treatment of the Notes, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, the tax treatment of the Notes is unclear, and the IRS or a court might not agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the Notes might be materially and adversely affected. Moreover, even under our intended characterization of the Notes there is significant uncertainty about whether the character of any gain or loss you recognize at maturity of the Notes should be treated as capital gain or loss or ordinary income or loss. An ordinary loss recognized by an individual might be treated as a non-deductible “miscellaneous itemized deduction.”

As described below under “United States Federal Tax Considerations,” in connection with any information reporting requirements we may have in respect of the Notes under applicable law, we intend to treat a portion of each coupon payment as attributable to interest and the remainder to option premium. However, in light of the uncertain treatment of the Notes, it is possible that other persons having withholding or information reporting responsibility in respect of the Notes may treat a Note differently, for instance, by treating all or a portion of each coupon payment as ordinary income at the time received or accrued by a holder and/or treating some or all of each coupon payment made to a non-U.S. investor on a Note as subject to withholding tax at a rate of 30%. Moreover, it is possible that in the future we may determine that we should withhold at a rate of 30% on coupon payments made to a non-U.S. investor on the Notes. If withholding applies to the Notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

As described below under “United States Federal Tax Considerations,” the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

You should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations.” You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples and Return Table of the Notes at Maturity

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The examples and table below illustrate the payment at maturity for a $1,000 principal amount Note on a hypothetical offering of Notes under various scenarios, with the assumptions set forth below.* You should not take these examples or the table below as an indication or assurance of the expected performance of the Notes. The examples and table below do not take into account any tax consequences from investing in the Notes. Numbers appearing in the examples and table below have been rounded for ease of analysis.

Term:	Approximately 1 year
Coupon Rate:	12.20% per annum (or 3.05% per quarter)
Quarterly Coupon**:	$25.00 per quarter
Hypothetical Initial Reference Rate:	2.30000%
Hypothetical Downside Threshold:	1.15000% (which is 50% of the hypothetical Initial Reference Rate)
Hypothetical Threshold Percentage:	50%
Hypothetical Downside Gearing:	2.0000

* Terms used for the purposes of these hypothetical examples may not represent the actual Initial Reference Rate or Downside Threshold. The hypothetical Downside Threshold represents a decrease of only 0.92000 percentage points from the hypothetical Initial Reference Rate. Accordingly, a very small absolute percentage point change in the Reference Rate can result in a significant loss on the Notes, and an investment in the Notes is highly risky. The actual Initial Reference Rate and resulting Downside Threshold are based on the Reference Rate on the Strike Date, the actual Downside Threshold was set on the Strike Date and the actual Final Reference Rate will be the Reference Rate on the Final Valuation Date. For historical Reference Rates, please see the historical information set forth under the section titled “3-Month USD LIBOR” below. We cannot predict the Reference Rate on any day during the term of the Notes, including on the Final Valuation Date.

** The Quarterly Coupon is a fixed amount payable quarterly based on the per annum Coupon Rate.

Final Reference Rate	Percentage Increase / Decrease of Reference Rate	Reference Rate Return[1]	Payment at Maturity (excluding Quarterly Coupons)	Return on Notes at Maturity (excluding Quarterly Coupons)[2]	Total Payments on the Notes (including Quarterly Coupons)	Total Return on Notes at Maturity (including Quarterly Coupons)[2]
4.14000%	80.000%	80.000%	$1,000.00	0.000%	$1,122.00	12.200%
3.91000%	70.000%	70.000%	$1,000.00	0.000%	$1,122.00	12.200%
3.68000%	60.000%	60.000%	$1,000.00	0.000%	$1,122.00	12.200%
3.45000%	50.000%	50.000%	$1,000.00	0.000%	$1,122.00	12.200%
3.22000%	40.000%	40.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.99000%	30.000%	30.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.76000%	20.000%	20.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.64500%	15.000%	15.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.53000%	10.000%	10.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.41500%	5.000%	5.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.30000%	0.000%	0.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.18500%	-5.000%	-5.000%	$1,000.00	0.000%	$1,122.00	12.200%
2.07000%	-10.000%	-10.000%	$1,000.00	0.000%	$1,122.00	12.200%
1.84000%	-20.000%	-20.000%	$1,000.00	0.000%	$1,122.00	12.200%
1.61000%	-30.000%	-30.000%	$1,000.00	0.000%	$1,122.00	12.200%
1.38000%	-40.000%	-40.000%	$1,000.00	0.000%	$1,122.00	12.200%
1.26500%	-45.000%	-45.000%	$1,000.00	0.000%	$1,122.00	12.200%
1.15000%	-50.000%	-50.000%	$1,000.00	0.000%	$1,122.00	12.200%
1.00970%	-56.100%	-56.100%	$878.00	-12.200%	$1,000.00	0.000%
0.92000%	-60.000%	-60.000%	$800.00	-20.000%	$922.00	-7.800%
0.69000%	-70.000%	-70.000%	$600.00	-40.000%	$722.00	-27.800%
0.46000%	-80.000%	-80.000%	$400.00	-60.000%	$522.00	-47.800%
0.23000%	-90.000%	-90.000%	$200.00	-80.000%	$322.00	-67.800%
0.00000%	-100.000%	-100.000%	$0.00	-100.000%	$122.00	-87.800%
-0.23000%	-110.000%	-100.000%	$0.00	-100.000%	$122.00	-87.800%
-0.46000%	-120.000%	-100.000%	$0.00	-100.000%	$122.00	-87.800%
-0.69000%	-130.000%	-100.000%	$0.00	-100.000%	$122.00	-87.800%
-0.92000%	-140.000%	-100.000%	$0.00	-100.000%	$122.00	-87.800%
-1.15000%	-150.000%	-100.000%	$0.00	-100.000%	$122.00	-87.800%

[1]	The Reference Rate Return will not be less than -100%, even if the Final Reference Rate is negative.
[2]	The “return” is the number, expressed as a percentage, that results from comparing the payment per Note to the purchase price of $1,000 per Note.

Example 1 — The Reference Rate increases by 1.15000 percentage points from the Initial Reference Rate of 2.30000% to a Final Reference Rate of 3.45000%, resulting in a Reference Rate Return of 50.000%.

Because the Final Reference Rate is greater than or equal to the Downside Threshold, the Issuer will pay the principal amount equal to $1,000 plus the Quarterly Coupon otherwise due.

The payment at maturity of $1,000.00 per Note (excluding Quarterly Coupons) represents a return on the Notes of 0.000%. The total payment on the Notes over their term (including Quarterly Coupons) is $1,122.00 per Note, representing a total return on the Notes of 12.200%.

Even though the Reference Rate Return is 50.000% in this example, your return is limited to the Quarterly Coupons paid over the term of the Notes. You will not participate in any increase in the Reference Rate.

Example 2 — The Reference Rate decreases by 0.46000 percentage points from the Initial Reference Rate of 2.30000% to a Final Reference Rate of 1.84000%, resulting in a Reference Rate Return of -20.000%.

Because the Final Reference Rate is greater than or equal to the Downside Threshold, the Issuer will pay the principal amount equal to $1,000 plus the Quarterly Coupon otherwise due.

The payment at maturity of $1,000.00 per Note (excluding Quarterly Coupons) represents a return on the Notes of 0.000%. The total payment on the Notes over their term (including Quarterly Coupons) is $1,122.00 per Note, representing a total return on the Notes of 12.200%.

Example 3 — The Reference Rate decreases by 1.84000 percentage points from the Initial Reference Rate of 2.30000% to a Final Reference Rate of 0.46000%, resulting in a Reference Rate Return of -80.000%.

Because the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, the Issuer will pay a payment at maturity calculated as follows per Note:

$1,000 + [$1,000 × (Reference Rate Return + Threshold Percentage) × Downside Gearing]

$1,000 + [$1,000 × (-80.000% + 50.000%) × 2.0000] = $1,000 + -$600 = $400

The payment at maturity of $400 per Note (excluding Quarterly Coupons) represents a loss of 60% of the principal amount of the Notes. The total payment on the Notes over their term (including Quarterly Coupons) is $522 per Note, representing a total return on the Notes of -47.80%. As this example illustrates, if the Final Reference Rate is less than the Downside Threshold, the payment at maturity is based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate, and a very small absolute percentage point change in the Reference Rate can result in a significant loss on the Notes. In this example, while the absolute percentage point change in the Reference Rate is only 1.84000%, that movement actually represents a 80% decline from the Initial Reference Rate to the Final Reference Rate, and investors would lose 60% of their principal amount at maturity.

If the Final Reference Rate is less than the Downside Threshold, at maturity the Issuer will repay less than the full principal amount, if anything, resulting in a percentage loss on your investment equal to the leveraged decline of the Reference Rate from the Strike Date to the Final Valuation Date in excess of the Threshold Percentage.

Example 4 — The Reference Rate decreases by 3.45000 percentage points from the Initial Reference Rate of 2.30000% to a Final Reference Rate of -1.15000%, resulting in a Reference Rate Return of -100.000%.

Because the Final Reference Rate is less than the Downside Threshold, in addition to the Quarterly Coupon otherwise due, the Issuer will pay a payment at maturity calculated as follows per Note:

$1,000 + [$1,000 × (Reference Rate Return + Threshold Percentage) × Downside Gearing]

$1,000 + [$1,000 × (-100.000% + 50.000%) × 2.0000] = $1,000 + -$1,000 = $0.00

The payment at maturity of $0.00 per Note (excluding Quarterly Coupons) represents a loss on the entire principal amount of the Notes. The total payment on the Notes over their term (including Quarterly Coupons) is $122.00 per Note, representing a total return on the Notes of
-87.80%. As this example illustrates, the Final Reference Rate may be negative, which would result in a decline from the Initial Reference Rate of more than 100%. However, the Reference Rate Return will not be less than -100% and the payment at maturity will not be less than $0, even if the percentage decline from the Initial Reference Rate to the Final Reference Rate is greater than 100%. If the Final Reference Rate is zero or negative, you will lose all of your principal.

Additional Terms of the Notes

General

The description of the Notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the Notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the Notes.

The Notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the Notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Determination of 3-Month USD LIBOR

The “Reference Rate” is 3-Month USD LIBOR, except as otherwise described below. 3-Month USD LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. For each London business day, 3-Month USD LIBOR will equal the rate for 3-Month USD LIBOR appearing on Reuters screen LIBOR01 at approximately 11:00 a.m. (London time). If Reuters screen LIBOR01 is replaced by another page, or if Reuters is replaced by a successor service, then “Reuters screen LIBOR01” means the replacement page or service selected to display the London interbank offered rates of major banks for U.S. dollars.

If 3-Month USD LIBOR cannot be determined on any day on which 3-Month USD LIBOR is required as described above, then the calculation agent will determine 3-Month USD LIBOR as follows:

•	The calculation agent (after consultation with us) will select four major banks in the London interbank market.

•	The calculation agent will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the relevant date. These quotations shall be for deposits in U.S. dollars for the period of three months, commencing on the relevant date. Offered quotations must be based on a principal amount equal to at least $1,000,000.

(1)	If two or more quotations are provided, 3-Month USD LIBOR will be the arithmetic average of those quotations.

(2)	If fewer than two quotations are provided, the calculation agent (after consultation with us) will select three major banks in New York City and follow the steps in the two bullet points below.

•	The calculation agent will then determine 3-Month USD LIBOR as the arithmetic average of rates quoted by those three major banks in New York City to leading European banks at approximately 11:00 a.m., New York City time, on the relevant date. The rates quoted will be for loans in U.S. dollars for the period of three months, commencing on the relevant date. Rates quoted must be based on a principal amount of at least $1,000,000.

•	If fewer than three New York City banks selected by the calculation agent are quoting rates, 3-Month USD LIBOR for the London business day will be the same as for the immediately preceding London business day.

A “business day” means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.

A “London business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Notwithstanding the foregoing, if the issuer (or one of its affiliates) determines on or prior to any date on which 3-Month USD LIBOR is required to be determined under the terms of the Notes that a benchmark transition event and its related benchmark replacement date (each, as defined below) have occurred with respect to 3-Month USD LIBOR, then the provisions set forth below under “Effect of Benchmark Transition Event”, which are referred to as the benchmark transition provisions, will thereafter apply to all determinations of 3-Month USD LIBOR for purposes of the Notes. In accordance with the benchmark transition provisions, after a benchmark transition event and its related benchmark replacement date have occurred, the benchmark replacement (as defined below) will be substituted for 3-Month USD LIBOR for all purposes of the Notes.

Effect of Benchmark Transition Event

Benchmark Replacement. If the issuer (or one of its affiliates) determines that a benchmark transition event and its related benchmark replacement date have occurred prior to the reference time in respect of any determination of the benchmark on any date, the benchmark replacement will replace the then-current benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a benchmark replacement, the issuer (or one of its affiliates) will have the right to make benchmark replacement conforming changes from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by the issuer (or one of its affiliates) pursuant to the benchmark transition provisions described herein, including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, will be made in the issuer’s (or such affiliate’s) sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the Notes, shall become effective without consent from the holders of the Notes or any other party.

Certain Defined Terms. As used in this section:

“Benchmark” means, initially, 3-Month USD LIBOR; provided that if a benchmark transition event and its related benchmark replacement date have occurred with respect to 3-Month USD LIBOR or the then-current benchmark, then “benchmark” means the applicable benchmark replacement.

“Benchmark replacement” means the interpolated benchmark with respect to the then-current benchmark, plus the benchmark replacement adjustment for such benchmark; provided that if the issuer (or one of its affiliates) cannot determine the interpolated benchmark as of the benchmark replacement date, then “benchmark replacement” means the first alternative set forth in the order below that can be determined by the issuer (or such affiliate) as of the benchmark replacement date:

(1)  the sum of: (a) term SOFR and (b) the benchmark replacement adjustment;

(2)	the sum of: (a) compounded SOFR and (b) the benchmark replacement adjustment;

(3) the sum of: (a) the alternate rate of interest that has been selected or recommended by the relevant governmental body as the replacement for the then-current benchmark for the applicable corresponding tenor and (b) the benchmark replacement adjustment;

(4)	the sum of: (a) the ISDA fallback rate and (b) the benchmark replacement adjustment;

(5) the sum of: (a) the alternate rate of interest that has been selected by the issuer (or one of its affiliates) as the replacement for the then-current benchmark for the applicable corresponding tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the benchmark replacement adjustment.

“Benchmark replacement adjustment” means the first alternative set forth in the order below that can be determined by the issuer (or one of its affiliates) as of the benchmark replacement date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the relevant governmental body for the applicable unadjusted benchmark replacement;

(2) if the applicable unadjusted benchmark replacement is equivalent to the ISDA fallback rate, then the ISDA fallback adjustment;

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the issuer (or one of its affiliates) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current benchmark with the applicable unadjusted benchmark replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark replacement conforming changes” means, with respect to any benchmark replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments, rounding of amounts or tenors, and other administrative matters) that the issuer (or one of its affiliates) decides may be appropriate to reflect the adoption of such benchmark replacement in a manner substantially consistent with market practice (or, if the issuer (or such affiliate) decides that adoption of any portion of such market practice is not administratively feasible or if the issuer (or such affiliate) determines that no market practice for use of the benchmark replacement exists, in such other manner as the issuer (or such affiliate) determines is reasonably necessary).

“Benchmark replacement date” means the earliest to occur of the following events with respect to the then-current benchmark:

(1) in the case of clause (1) or (2) of the definition of “benchmark transition event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the benchmark permanently or indefinitely ceases to provide the benchmark; or

(2) in the case of clause (3) of the definition of “benchmark transition event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the benchmark replacement date occurs on the same day as, but earlier than, the reference time in respect of any determination, the benchmark replacement date will be deemed to have occurred prior to the reference time for such determination.

“Benchmark transition event” means the occurrence of one or more of the following events with respect to the then-current benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of the benchmark announcing that such administrator has ceased or will cease to provide the benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark, the central bank for the currency of the benchmark, an insolvency official with jurisdiction over the administrator for the benchmark, a resolution authority with jurisdiction over the administrator for the benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the benchmark, which states that the administrator of the benchmark has ceased or will cease to provide the benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the benchmark; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the benchmark announcing that the benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable corresponding tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the issuer (or one of its affiliates) in accordance with:

(1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the relevant governmental body for determining compounded SOFR; provided that:

(2) if, and to the extent that, the issuer (or one of its affiliates) determines that compounded SOFR cannot be determined in accordance with the previous clause, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the issuer (or one of its affiliates) giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate notes at such time.

For the avoidance of doubt, the calculation of compounded SOFR shall exclude the benchmark replacement adjustment.

“Corresponding tenor” with respect to a benchmark replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current benchmark.

“NY Federal Reserve’s website” means the website of the NY Federal Reserve at http://www.newyorkfed.org, or any successor source.

“Interpolated benchmark” with respect to the benchmark means the rate determined for the corresponding tenor by interpolating on a linear basis between: (1) the benchmark for the longest period (for which the benchmark is available) that is shorter than the corresponding tenor and (2) the benchmark for the shortest period (for which the benchmark is available) that is longer than the corresponding tenor. For purposes of this definition, the term benchmark shall refer to the applicable rate without regard to tenor (e.g., where the benchmark is 3-Month USD LIBOR, the term “benchmark” for purposes of this definition shall refer only to U.S. dollar LIBOR without any reference to the 3-month tenor).

“ISDA definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA fallback adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA definitions to be determined upon the occurrence of an index cessation event with respect to the benchmark for the applicable tenor.

“ISDA fallback rate” means the rate that would apply for derivatives transactions referencing the ISDA definitions to be effective upon the occurrence of an index cessation date with respect to the benchmark for the applicable tenor excluding the applicable ISDA fallback adjustment.

“Reference time” with respect to any determination of the benchmark means (1) if the benchmark is 3-Month USD LIBOR, 11:00 a.m. (London time) on the date of such determination, and (2) if the benchmark is not 3-Month USD LIBOR, the time determined by the issuer (or its affiliate) in accordance with the benchmark replacement conforming changes.

“Relevant governmental body” means the Federal Reserve Board and/or the NY Federal Reserve, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NY Federal Reserve or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the NY Federal Reserve, as the administrator of the benchmark, (or a successor administrator) on the NY Federal Reserve’s website.

“Term SOFR” means the forward-looking term rate for the applicable corresponding tenor based on SOFR that has been selected or recommended by the relevant governmental body.

“Unadjusted benchmark replacement” means the benchmark replacement excluding the benchmark replacement adjustment.

Postponement of the Final Valuation Date

If the scheduled Final Valuation Date is not a London business day, then the Final Valuation Date will be postponed to the earlier of (a) the first following day that is a London business day and (b) the business day immediately preceding the maturity date. If the Final Valuation Date is postponed to a day that is not a London business day, that day will nevertheless be the Final Valuation Date, in which case 3-Month USD LIBOR will be determined as described under “—Determination of 3-Month USD LIBOR” above.

Calculation Agent

The “calculation agent” for the Notes is our affiliate, Citibank, N.A., or any successor appointed by us. The calculation agent will make the determinations specified in this pricing supplement. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the Notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

Events of Default and Acceleration

In case an event of default (as described in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the Final Valuation Date were the date of such acceleration, but prorating the final fixed coupon payment for the amount of time from and including the immediately preceding coupon payment date (or the issue date at any time prior to the first coupon payment date) to but excluding the date of acceleration.

In case of default in the payment at maturity on the Notes, no interest will accrue on such overdue payment either before or after the maturity date.

Historical Information on 3-Month USD LIBOR

The following graph shows the published daily rate for the Reference Rate in the period from January 2, 2008 through August 14, 2019. The historical Reference Rate should not be taken as an indication of the future performance of the Reference Rate. Any historical upward or downward trend in the Reference Rate during any period set forth below is not an indication that the Reference Rate is more or less likely to increase or decrease at any time during the term of the Notes. The Reference Rate on August 14, 2019 was 2.16838%.

United States Federal Tax Considerations

You should note that, other than the discussion under “United States Federal Tax Considerations—Assumption by Citigroup” regarding the possible assumption of the Notes by Citigroup Inc., the discussion under the section called “United States Federal Tax Considerations” in the accompanying prospectus supplement generally does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the Notes. It applies to you only if you are an initial holder of a Note that purchases the Note for cash at its stated principal amount, and holds the Note as a capital asset within the meaning of Section 1221 of the Code.

This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•         a financial institution;

•         a dealer or trader subject to a mark-to-market method of tax accounting with respect to the Notes;

•         a person holding the Notes as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” with respect to a Note;

•         a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•         an entity classified as a partnership for U.S. federal income tax purposes;

•         a regulated investment company;

•         a tax-exempt entity, including an “individual retirement account” or “Roth IRA”; or

•         a person subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the Notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the Notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this pricing supplement, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws, the potential application of the Medicare contribution tax or the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code . You should consult your tax adviser about the application of U.S. federal tax laws to your particular situation (including the possibility of alternative treatments of the Notes), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, there is substantial uncertainty regarding the U.S. federal tax consequences of an investment in the Notes. In connection with any information reporting requirements we may have in respect of the Notes under applicable law, we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat each Note for U.S. federal income tax purposes as a unit comprising (i) a derivative contract with respect to the underlying rate (a “Derivative Contract”) and (ii) a deposit with us of a fixed amount of cash equal to the stated principal amount of the Note to secure your potential obligation under the Derivative Contract (the “Deposit”).  Moreover, we intend to treat the Derivative Contract as an option written by you that, if exercised, requires you to pay at maturity an amount equal to the Deposit in exchange for an amount determined by reference to the final value of the underlying rate (the “Put Option”). In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, this treatment of the Notes is reasonable under current law; however, our counsel has advised us that due to the lack of any controlling legal authority it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Under this treatment:

•               a portion of each coupon payment made with respect to a Note will be attributable to interest on the Deposit; and

•               the remainder will represent option premium attributable to your grant of the Put Option (with respect to each coupon payment received and, collectively, all coupon payments received, “Put Premium”).

We will specify in the final pricing supplement the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively.

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with this treatment. Accordingly, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes. Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

•         a citizen or individual resident of the United States;

•         a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•         an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Coupon Payments. Because the term of the Notes is not more than one year, the Deposit generally should be treated as a “short-term obligation” issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Under this treatment, if you are an accrual-method holder, or a cash-method holder who so elects, you will be required to include the discount in income as it accrues on a straight-line basis, unless you elect to accrue the discount on a constant-yield method based on daily compounding. If you are a cash-method holder who does not elect to accrue the discount in income currently, (i) you should include interest paid on the Deposit upon receipt and (ii) you will be required to defer deductions for interest paid on any indebtedness you incurred to purchase or carry the Notes in an amount not exceeding the amount of accrued discount, if any, that you have not included in income.

The Put Premium should not be taken into account until retirement or earlier sale or exchange of the Note.

Sale or Exchange Prior to Retirement. Upon a sale or exchange of a Note prior to retirement, you should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange. If the value of the Put Option is negative, you should be treated as having made a payment of such negative value to the purchaser in exchange for the purchaser’s assumption of the Put Option, in which case a corresponding amount should be added to the amount realized in respect of the Deposit.

You should recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit and (ii) your basis in the Deposit (i.e., the price you paid to acquire the Note plus any amounts previously accrued into income but not yet paid). Any loss should be treated as short-term capital loss. Any gain should be treated as ordinary interest income to the extent of the amount of any accrued but unpaid discount on the Deposit not yet taken into income and any remaining gain should be treated as short-term capital gain.

You should recognize gain or loss in respect of the Put Option in an amount equal to the total Put Premium you previously received, decreased by the amount deemed to be paid by you, or increased by the amount deemed to be paid to you, in exchange for the purchaser’s assumption of the Put Option. This gain or loss should be short-term capital gain or loss.

Tax Treatment at Retirement. The coupon payment received upon retirement will be treated as described above under “Coupon Payments.”

If a Note is retired for its stated principal amount (without taking into account any coupon payment), the Put Option should be deemed to have expired unexercised, in which case you should recognize gain in an amount equal to the sum of all payments of Put Premium received, including the Put Premium received upon retirement.

At maturity, if you receive an amount of cash, not counting the final coupon payment, that is different from the stated principal amount, the Put Option should be deemed to have been exercised and you should be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, you should recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the Put Premium received and the cash you receive at maturity, excluding the final coupon payment, and (ii) the Deposit.

Because of the lack of authority addressing the tax treatment of financial instruments linked to the underlying rate or a similar underlying market measure, there is significant uncertainty regarding whether gain or loss recognized with respect to the Put Option upon the retirement of a Note should be treated as capital gain or loss or as ordinary income or loss.  This determination could have a significant effect on the tax consequences to you of owning a Note.  In particular, an ordinary loss recognized by an individual might be treated as a non-deductible “miscellaneous itemized deduction.” While our counsel believes that it would be reasonable to treat any such gain or loss as capital gain or loss, in light of the significant uncertainty regarding this issue you should consult your tax adviser regarding the character of this gain or loss.

Possible Taxable Event.  In the event of a designation of a successor underlying rate, it is possible that the Notes could be treated, in whole or part, as terminated and reissued for U.S. federal income tax purposes.  In such a case, you might be required to recognize gain or loss (subject to the possible application of the wash sale rules) with respect to the Notes.

Possible Alternative Tax Treatments of an Investment in the Notes

As discussed above, the tax treatment of the Notes is unclear. Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.

Even if the treatment of a Note as a Deposit and a Derivative Contract is respected, the IRS could seek to treat the Derivative Contract as a “notional principal contract” instead of an option.  In that event, because there are no currently effective regulations that comprehensively address the treatment of income and deductions on a notional principal contract providing for contingent payments, the timing and character of income and deductions on the Derivative Contract would be unclear.  You would likely be required to recognize income during the term of the Notes with respect to the Derivative Contract, in an amount that could differ from the portion of the coupon payments that is attributable to the Derivative Contract.  In addition, any income or loss you recognized at maturity of the Notes would likely be ordinary income or loss (which, if you are an individual, might be treated as a non-deductible “miscellaneous itemized deduction”).

Alternatively, a Note could be treated as a debt instrument issued by us, in which case the timing and character of taxable income with respect to coupon payments on the Notes would differ from that described herein and all or a portion of any gain you realize would generally be treated as ordinary income. In addition, you could be subject to special reporting requirements if any loss exceeded certain thresholds. Under other possible treatments, the entire coupon on the Notes might either be (i) treated as income to you at the time received or accrued or (ii) not accounted for separately as giving rise to income to you until the sale, exchange or retirement of the Notes.

Other possible U.S. federal income tax treatments of the Notes are possible that could also affect the timing and character of income or loss with respect to the Notes. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

There is significant uncertainty regarding the proper U.S. federal tax treatment of the Notes. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if you are a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•         an individual who is classified as a nonresident alien;

•         a foreign corporation; or

•         a foreign trust or estate.

You are not a Non-U.S. Holder for the purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States. If you are or may become such a person during the period in which you hold a Note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes to you.

Subject to the discussion below regarding “FATCA,” under current law, you generally should not be subject to U.S. federal withholding or income tax in respect of payments on the Notes or amounts received on the sale, exchange or retirement of the Notes, provided that (i) income in respect of the Notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you provide to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that you are not a U.S. person.

If you are engaged in a U.S. trade or business, and if income from the Notes is effectively connected with the conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to that income in the same manner as if you were a U.S. Holder, unless an applicable income tax treaty provides otherwise. If you are a Non-U.S. Holder to which this paragraph may apply, you should consult your tax adviser regarding other U.S. tax consequences of the ownership and disposition of the Notes. If you are a corporation, you should also consider the potential application of a 30% (or lower treaty rate) branch profits tax.

As described above under “—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Notes” alternative tax treatments could apply to the Notes, in which case the tax consequences to you could be materially and adversely affected. In addition, potential legislative or regulatory changes to the tax treatment of the Notes could adversely impact your consequences of an investment in the Notes.

The proper tax treatment of the Notes is uncertain. While we currently do not intend to withhold on payments on the Notes to Non-U.S. Holders (subject to the certification requirement described above and the discussion below regarding “FATCA”), in light of the uncertain treatment of the Notes other persons having withholding or information reporting responsibility in respect of the Notes may treat some or all of each coupon payment on a Note as subject to withholding tax at a rate of 30%. Moreover, it is possible that in the future we may determine that we should withhold at a rate of 30% on coupon payments on the Notes. We will not be required to pay any additional amounts with respect to amounts withheld.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder, or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty exemption, a Note may be treated as U.S.-situs property subject to U.S. federal estate tax. If you are such an individual or entity, you should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

Amounts paid on the Notes, and payment of the proceeds of a sale, exchange or other taxable disposition of the Notes, may be subject to information reporting and, if you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. If you are a Non-U.S. Holder that provides the applicable withholding agent with an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest, dividend equivalents or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) applies to payments of U.S.-source FDAP income. While existing Treasury regulations would also require withholding on payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Although the application of the FATCA rules to the Notes is not entirely clear because the U.S. federal income tax treatment of the Notes is unclear, it would be prudent to assume that a withholding agent will treat the Notes as subject to the withholding rules under FATCA. If withholding applies to the Notes, we will not be required to pay any additional amounts with respect to amounts withheld. You should consult your tax adviser regarding the potential application of FATCA to the Notes.

The preceding discussion, when read in conjunction with “United States Federal Tax Considerations—Assumption by Citigroup” in the accompanying prospectus supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the Notes, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Benefit Plan Investor Considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Notes

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) it is not a Plan and its purchase and holding of the Notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The Notes are contractual financial instruments. The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes. The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser or holder of any Notes acknowledges and agrees that:

(i)       the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Notes, (B) the purchaser or holder’s investment in the Notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Notes;

(ii)       we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Notes and (B) all hedging transactions in connection with our obligations under the Notes;

(iii)       any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)       our interests are adverse to the interests of the purchaser or holder; and

(v)       neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of CGMI or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the Notes, will receive an underwriting discount of $20.00 for each Note sold in this offering. UBS, as agent for sales of the Notes, expects to purchase from CGMI, and CGMI expects to sell to UBS, all of the Notes sold in this offering for $980.00 per Note. UBS proposes to offer the Notes to the public at a price of $1,000.00 per Note. UBS will receive an underwriting discount of $20.00 per Note for each Note it sells to the public. The underwriting discount will be received by UBS and its financial advisors collectively. If all of the Notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the Notes will be used to hedge our obligations under the Notes. We expect to hedge our obligations under the Notes through CGMI or other of our affiliates. It is expected that CGMI or such other affiliates may profit from such expected hedging activity even if the value of the Notes declines. This hedging activity could affect the Reference Rate and, therefore, the value of and your return on the Notes. For additional information on the ways in which our counterparties may hedge our obligations under the Notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes offered so as to enable an investor to decide to purchase or subscribe the Notes.

Valuation of the Notes

CGMI calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors Relating to the Notes—The Value of Your Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects the uncertainty on the date of this preliminary pricing supplement about the values of the inputs to CGMI’s proprietary pricing models on the Trade Date.

During a temporary adjustment period immediately following issuance of the Notes, the price, if any, at which CGMI would be willing to buy the Notes from investors, and the value that will be indicated for the Notes on any account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined.  This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the Notes.  The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period.  CGMI currently expects that the temporary adjustment period will be approximately seven months, but the actual length of the temporary adjustment period may be shortened due to various factors, such as the volume of secondary market purchases of the Notes and other factors that cannot be predicted. However, CGMI is not obligated to buy the Notes from investors at any time. See “Risk Factors Relating to the Notes—The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity.”

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